UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13869

TONNER-ONE WORLD HOLDINGS, INC.

(Exact name of registrant as speciﬁed in its charter)

6725 S Fry Rd Suite 321 Katy, TX 77094

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock

Series AA Preferred Stock

Series BB Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certiﬁcation or notice date: 263

Pursuant to the requirements of the Securities Exchange Act of 1934 Tonner-One World Holdings, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2021	By: /s/ C. Joanne Melton

C. Joanne Melton, CEO